

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
<u>Mail Stop 3010</u>

January 4, 2010

Rodney F. Emery
Chief Executive Officer
Steadfast Secure Income REIT, Inc.
4343 Von Karman Avenue, Suite 300
Newport Beach, California 92660

>   **Re: Steadfast Secure Income REIT, Inc.**
>   **Amendment No. 2 Registration Statement on Form S-11**
>   **Filed December 14, 2009**
>   **File No. 333-160748**

Dear Mr. Emery:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Distributions, page 11</u>

1.   We have considered your response to comment 5 in our letter dated November 16, 2009. Based on the disclosure on page 13 of your document, it appears that your advisor has committed to extend funds to the company in order to ensure a 7% cumulative non-compounded annual return to stockholders' invested capital. We remain unclear how this does not represent a guarantee to stockholders by the advisor.

Risk Factors, page 17

Risks Related To Conflicts of Interest, page 27

"The time and resources that our sponsor and its affiliates devote to us may be diverted, and we may face . . . ," page 28

2.   We note your response to comment 9 in our letter dated November 16, 2009. Please expand this risk factor to discuss the other factors that may divert your officers and directors' time, such as the general economic and market conditions affecting you, the amount of proceeds raised in this offering, and your ability to locate and acquire investments that meet your investment objectives.

Part II – Information Not Required In Prospectus, page II-1

Signatures

3.   Please include the signature of your principal accounting officer or controller. Refer to Instruction 1 to Signatures in Form S-11 for guidance.

* * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at 202-551-3438 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our prior comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at 202-551-3391 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Rosemarie A. Thurston
     Gustav F. Bahn
     Alston & Bird LLP
     Via facsimile 404-253-8447